Exhibit 1

ALBERTA ENERGY COMPANY LTD. ANNOUNCES REDEMPTION PRICE FOR CAPITAL SECURITIES

Calgary, Alberta (December 4, 2002) – Alberta Energy Company Ltd. (“AEC”) announced today that the redemption price for its 8.38% Capital Securities due June 27, 2040 will be $110.104 per $100 principal amount of such Capital Securities and that the redemption price for its 8.50% Capital Securities due December 20, 2040 will be $112.399 per $100 principal amount of such Capital Securities, together in each case with accrued and unpaid interest up to, but not including, the date of redemption. The total of the redemption price, together with such accrued and unpaid interest, rounded to three decimal places, is $113.892 per $100 principal amount of the 8.38% Capital Securities and $116.404 per $100 principal amount of the 8.50% Capital Securities (together, the “Capital Securities”).

The redemption price for each series of Capital Securities was calculated on December 4, 2002 based on the relevant formula described in the securityholders’ information circular dated October 28, 2002 previously sent to holders of the Capital Securities (available at www.sedar.com). AEC will provide the amount representing the redemption prices, together with such accrued and unpaid interest, to the trustee for the Capital Securities by December 9, 2002. Such funds will be distributed to financial intermediaries by CDS Inc. in accordance with its procedures.

CIBC World Markets Inc. was retained by AEC to provide financial advice in respect of this matter.

AEC is a wholly owned subsidiary of EnCana Corporation.

FOR FURTHER INFORMATION:

Investor Contacts:
Lisa Schut
CIBC World Markets Inc., Calgary Investment Banking
(403) 260-0500

Don Farrington
CIBC World Markets Inc., Toronto Debt Capital Markets
(416) 594-7095

Susan Grey
EnCana Investor Relations
(403) 645-4751

Media Contact:
Alan Boras
EnCana Media Relations
(403) 645-4747